UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      November 8, 2006


Mr. Kevin Epps
Chief Executive Officer
c/o Camlex Management (Nevada) Inc.
8275 S. Eastern Avenue, Suite 200
Las Vegas, Nevada 89123

      Re:	Centrus Ventures Inc.
      Amendment No. 1 Registration Statement on Form SB-2
      	Filed October 23, 2006
      	File No. 333-136707

Dear Mr. Epps:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please monitor your requirement to update your financial statements, as indicated in Rule 3-10(g) of Regulation S-B.
2. Please provide a currently dated consent from the independent accountants in the next amendment.
Critical Accounting Policies

Mineral Property Acquisition Payments and Exploration Costs, page
28
3. We note your response to our prior comment number seven and are unable to agree with your conclusion. Note that under U.S. GAAP, all exploration costs associated with mining activities should be expensed as incurred regardless of the stage of development. Please cite any guidance you may be relying upon in support of your conclusion. Please contact us to discuss.

Undertakings, page 40
4. We note your response to our prior comment 16. Please provide the undertaking required by Item 512 (a)(4) of Regulation S-B, as in certain circumstances this offering could be deemed to be a primary offering.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin Stertzel at (202) 551-3723 or, in his absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.  Please contact Donna Levy at (202) 551-3292 or me at
(202)
551-3745 with any other questions.

      Sincerely,



      H. Roger Schwall
      Assistant Director


  cc:	Stephen O`Neill, Esq. (by facsimile)
      Jill Davis
      Kevin Stertzel
      Roger Baer
      Donna Levy



Mr. Kevin Epps
Centrus Ventures Inc.
Page 3